SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 21)*

Urstadt Biddle Properties Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

917286106
(CUSIP Number)

Charles J. Urstadt
Chairman
Urstadt Biddle Properties Inc.
321 Railroad Avenue
Greenwich, Connecticut  06830
(203) 863-8200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 4, 2016
(Date of Event Which Requires Filing
of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d‑1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No. 917286106
1 Names of Reporting Persons. Charles J. Urstadt
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A – See Item 5(c)
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 689,107
8 Shared Voting Power 3,726,552
9 Sole Dispositive Power 689,107
10 Shared Dispositive Power 3,726,552
11 Aggregate Amount Beneficially Owned by Each Reporting Person 4,415,659
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 46.5%
14 Type of Reporting Person (See Instructions) IN

CUSIP No. 917286106
1 Names of Reporting Persons. Urstadt Property Company, Inc.
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,356,337
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,356,337
11 Aggregate Amount Beneficially Owned by Each Reporting Person 3,356,337
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 35.3%
14 Type of Reporting Person (See Instructions) CO

CUSIP No. 917286106
1 Names of Reporting Persons. Elinor F. Urstadt
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 146,050
9 Sole Dispositive Power 0
10 Shared Dispositive Power 146,050
11 Aggregate Amount Beneficially Owned by Each Reporting Person 146,050
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 1.5%
14 Type of Reporting Person (See Instructions) IN

CUSIP No. 917286106
1 Names of Reporting Persons. Urstadt Realty Associates Co LP
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,942,431
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,942,431
11 Aggregate Amount Beneficially Owned by Each Reporting Person 1,942,431
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 20.4%
14 Type of Reporting Person (See Instructions) PN

CUSIP No. 917286106
1 Names of Reporting Persons. Urstadt Realty Shares II L.P.
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) OO – See Item 5(c)
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 530,721
9 Sole Dispositive Power 0
10 Shared Dispositive Power 530,721
11 Aggregate Amount Beneficially Owned by Each Reporting Person 530,721
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 5.6%
14 Type of Reporting Person (See Instructions) PN

CUSIP No. 917286106
1 Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only) Willing L. Biddle
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) PF/OO – See Item 5(c)
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 2,483,495
8 Shared Voting Power 318,992
9 Sole Dispositive Power 2,483,495
10 Shared Dispositive Power 318,992
11 Aggregate Amount Beneficially Owned by Each Reporting Person 2,802,487
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 29.5%
14 Type of Reporting Person (See Instructions) IN

CUSIP No. 917286106
1 Names of Reporting Persons. Catherine U. Biddle
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A – See Item 5(c)
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 315,502
9 Sole Dispositive Power 0
10 Shared Dispositive Power 315,502
11 Aggregate Amount Beneficially Owned by Each Reporting Person 315,502
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 3.3%
14 Type of Reporting Person (See Instructions) IN

This Statement on Schedule 13D constitutes Amendment No. 21 to the Schedule 13D dated September 10, 1987, as amended by Amendment Nos. 1 through 20 (the "Schedule 13D"), and is being filed on behalf of: (i) Charles J. Urstadt, (ii) Urstadt Property Company, Inc., a Delaware corporation ("UPCO"), (iii) Elinor F. Urstadt, (iv) Urstadt Realty Associates Co LP, a Delaware limited partnership, by UPCO as its sole general partner ("URACO"), (v) Urstadt Realty Shares II L.P., a Delaware limited partnership, by UPCO as its sole general partner ("URS II"), (vi) Willing L. Biddle and (vii) Catherine U. Biddle.  The reporting persons set forth in (i) – (vii) of the preceding sentence are sometimes hereinafter collectively referred to as the "Reporting Persons".  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
The Schedule 13D is hereby amended and supplemented as follows:

Item 2. Identity and Background.
Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:
See Item 5 below.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

See Item 5 below.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented as follows:

(a)	Mr. Urstadt is the direct beneficial owner of 689,107 shares of Common Stock of the Issuer. In addition, he is the indirect beneficial owner of 883,185 shares of Common Stock directly held by UPCO, 41,050 shares of Common Stock held by Mrs. Urstadt, 3,095 shares of Common Stock held by the 2005 Trust Established Under the Issuer's Excess Benefit and Deferred Compensation Plan (the "Compensation Plan Trust") for the benefit of Mr. Urstadt, 1,942,431 shares of Common Stock held by URACO, 530,721 shares of Common Stock held by URS II, 220,000 shares of Common Stock held by the Charles J. Urstadt 2012 Family Trust, and 1,070 shares of Common Stock owned by the Charles and Phoebe Biddle Trust UAD 12/20/93 for the benefit of Mr. Biddle's daughters, for which Mr. Urstadt and Willing L. Biddle are the sole trustees. In addition, he has the power to vote or direct the voting of and to dispose or direct the disposition of 105,000 shares of Common Stock held by the Urstadt Conservation Foundation (the "Foundation"). As a result, Mr. Urstadt beneficially owns or has the power to vote or direct the voting of and to dispose or direct the disposition of a total of 4,415,659 shares of Common Stock, or 46.5% of the 9,505,679 shares of Common Stock outstanding as of April 30, 2016.

UPCO is the direct beneficial owner of 883,185 shares of Common Stock, which, when added to the 1,942,431 shares of Common Stock held by URACO and the 530,721 shares of Common Stock held by URS II, results in UPCO beneficially owning 3,356,337 shares of Common Stock, or 35.3% of the 9,505,679 shares of Common Stock outstanding as of April 30, 2016.

Mrs. Urstadt is the direct beneficial owner of 41,050 shares of Common Stock and has the power to vote or direct the voting of and to dispose or direct the disposition of an additional 105,000 shares of Common Stock held by the Foundation, representing a total of 146,050 shares of Common Stock, or 1.5% of the 9,505,679 shares of Common Stock outstanding as of April 30, 2016.  These shares also are reported as being beneficially owned by Mr. Urstadt since Mrs. Urstadt is the spouse of Mr. Urstadt. The presentation of these shares owned by Mrs. Urstadt has been changed from previously filed Amendments to Schedule 13D to be reported as shares over which Mrs. Urstadt has shared voting and dispositive power, together with Mr. Urstadt, consistent with the disclosures made in the Issuer's proxy statements.

URACO is the direct beneficial owner of 1,942,431 shares of Common Stock, or 20.4% of the 9,505,679 shares of Common Stock outstanding as of April 30, 2016.

URS II is the direct beneficial owner of 530,721 shares of Common Stock, or 5.6% of the 9,505,679 shares of Common Stock outstanding as of April 30, 2016.

Mr. Biddle is the direct beneficial owner of 2,191,785 shares of Common Stock individually, which, when added to 2,307 shares of Common Stock owned by the Willing L. Biddle IRA for the benefit of Mr. Biddle, 5,163 shares of Common Stock owned by the P.T. Biddle (Deceased) IRA for the benefit of Willing Biddle, 284,240 shares of Common Stock owned by the Catherine U. Biddle 2012 Dynasty Trust, for which Mr. Biddle is the sole trustee, 2,420 shares of Common Stock held by the Compensation Plan Trust for the benefit of Mr. Biddle and 1,070 shares of Common Stock held by the Charles and Phoebe Biddle Trust UAD 12/20/93 for the benefit of the issue of Mr. Biddle, 30,707 shares of Common Stock held by Mrs. Biddle, 555 shares of Common Stock owned by the Catherine U. Biddle IRA for the benefit of Catherine U. Biddle and 284,240 shares owned by the Willing L. Biddle 2012 Dynasty Trust, results in Mr. Biddle beneficially owning 2,802,487 shares of Common Stock, or 29.5% of the 9,505,679 shares of Common Stock outstanding as of April 30, 2016.

Mrs. Biddle is the direct beneficial owner of 30,707 shares of Common Stock individually, which, when added to 555 shares of Common Stock owned by the Catherine U. Biddle IRA for the benefit of Catherine U. Biddle, and 284,240 shares owned by the Willing L. Biddle 2012 Dynasty Trust, for which Mrs. Biddle is the sole trustee, results in Mrs. Biddle beneficially owning 315,502 shares of Common Stock, or 3.3% of the 9,505,679 shares of Common Stock outstanding as of April 30, 2016.  These shares also are reported as being beneficially owned by Mr. Biddle since Mrs. Biddle is the spouse of Mr. Biddle. The presentation of these shares owned by Mrs. Biddle has been changed from previously filed Amendments to Schedule 13D to be reported as shares over which Mrs. Biddle has shared voting and dispositive power, together with Mr. Biddle, consistent with the disclosures made in the Issuer's proxy statements.

(b)	UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 883,185 shares of Common Stock directly owned by UPCO in view of the fact that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 1,942,431 shares of Common Stock directly owned by URACO in view of the fact that UPCO is the sole general partner of URACO, and that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 530,721 shares of Common Stock directly owned by URS II in view of the fact that UPCO is the sole general partner of URS II, and that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

Mrs. Urstadt and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 41,050 shares of Common Stock directly owned by Mrs. Urstadt. Mr. and Mrs. Urstadt disclaim beneficial ownership of any shares held by the Foundation, but may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 105,000 shares of Common Stock directly owned by the Foundation in view of the fact that Mr. and Mrs. Urstadt are the sole trustees of the Foundation.

Mr. Biddle has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 2,191,785 shares of Common Stock.

Mrs. Biddle and Mr. Biddle may be deemed to have shared power to vote or direct the voting of and to dispose or direct the disposition of the 30,707 shares of Common Stock directly owned by Mrs. Biddle, the 555 shares of Common Stock owned by Mrs. Biddle's IRA for the benefit of Mrs. Biddle, and the 284,240 shares of Common Stock owned by the Willing L. Biddle 2012 Dynasty Trust.

(c)	Those shares of Common Stock of which Mr. Urstadt is the indirect beneficial owner and which are owned by the Trust Established Under the Urstadt Biddle Properties Inc. Excess Benefit and Deferred Compensation Plan of 2005 (the "Compensation Plan Trust") are subject to automatic reinvestment of dividends pursuant to the Issuer's Dividend Reinvestment Plan. On April 15, 2016, dividends on these shares were paid and automatically reinvested in additional Common Stock for the benefit of Mr. Urstadt in the amount of 42 shares.

Those shares of Common Stock of which Mr. Biddle is the indirect beneficial owner and which are owned by the Compensation Plan Trust are subject to automatic reinvestment of dividends pursuant to the Issuer's Dividend Reinvestment Plan.  On April 15, 2016, dividends on these shares were paid and automatically reinvested in additional Common Stock for the benefit of Mr. Biddle in the amount of 24 shares.

Except as set forth in this Schedule 13D, as amended, none of UPCO, Mr. Urstadt, Mrs. Urstadt, URACO, URS II, Mr. Biddle or Mrs. Biddle or, to the best knowledge of such parties, any of the persons listed on Schedule I to the Schedule 13D, owns any shares of Common Stock or has purchased or sold any shares of Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

Mr. Urstadt, as Chairman of the Board of the Issuer, and Mr. Biddle, as President and Chief Executive Officer of the Issuer, are participants in the Issuer's Amended and Restated Restricted Stock Award Plan (the "Restricted Stock Award Plan").  Mr. Urstadt is the beneficial owner of 300,000 restricted shares of Common Stock that were granted to Mr. Urstadt pursuant to the Restricted Stock Award Plan. All of these shares are held by URS II.  Mr. Biddle is the direct beneficial owner of 950,000 restricted shares of Common Stock issued pursuant to the Restricted Stock Award Plan.

Under the limited partnership agreement for URS II, UPCO has the full power and authority to make all decisions, in its sole discretion, with respect to the shares of Common Stock held by URS II, including as to when and how such shares are to be voted or sold.  Notwithstanding the above, the Common Stock contributed by Mr. Urstadt to URS II remains subject to the terms and conditions in the applicable restricted stock award agreements pursuant to which Mr. Urstadt was issued the Common Stock under the Restricted Stock Award Plan.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

1.	Joint Filing Agreement, dated May 11, 2016.

SIGNATURE

After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 11, 2016

/s/ Charles J. Urstadt
Charles J. Urstadt

URSTADT PROPERTY COMPANY, INC.

By:	/s/ Charles J. Urstadt
	Name:	Charles J. Urstadt
	Title:	Chairman of the Board

/s/ Elinor F. Urstadt
Elinor F. Urstadt

URSTADT REALTY ASSOCIATES CO LP

By:	URSTADT PROPERTY COMPANY, INC.
Its sole general partner

By:	/s/ Charles J. Urstadt
	Name:	Charles J. Urstadt
	Title:	Chairman of the Board

URSTADT REALTY SHARES II L.P.

By:	URSTADT PROPERTY COMPANY, INC.
Its sole general partner

By:	/s/ Charles J. Urstadt
	Name:	Charles J. Urstadt
	Title:	Chairman of the Board

/s/ Willing L. Biddle
Willing L. Biddle

/s/ Catherine U. Biddle
Catherine U. Biddle